SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

CF Finance Acquisition Corp.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

12528N 107

(CUSIP Number)

Howard W. Lutnick
110 East 59th Street

New York, New York 10022

(212) 938-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 2, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12528N 107

1	Names of Reporting Person. CF Finance Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,654,603 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 7,654,603 (1)
	10	Shared Dispositive Power (see Item 5 below) 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,654,603 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.7%
14	Type of Reporting Person OO

(1)	Includes 600,000 shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock”) and 7,054,603 shares of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), which are automatically convertible into shares of Class A Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-228420). CF Finance Holdings, LLC (the “Sponsor”) is controlled by its sole member, Cantor Fitzgerald, L.P. (“Cantor”), which is controlled by its managing general partner, CF Group Management, Inc. (“CFGM”). CFGM indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and trustee of the sole stockholder of CFGM and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

CUSIP No. 12528N 107

1	Names of Reporting Person. Cantor Fitzgerald, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 7,654,603 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 7,654,603 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,654,603 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.7%
14	Type of Reporting Person PN

(1)	Includes 600,000 shares of Class A Common Stock and 7,054,603 shares of Class B Common Stock. The Sponsor is controlled by its sole member, Cantor, which is controlled by its managing general partner, CFGM. CFGM indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and trustee of the sole stockholder of CFGM and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

CUSIP No. 12528N 107

1	Names of Reporting Person. CF Group Management, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 7,654,603 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 7,654,603 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,654,603 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.7%
14	Type of Reporting Person CO

(1)	Includes 600,000 shares of Class A Common Stock and 7,054,603 shares of Class B Common Stock. The Sponsor is controlled by its sole member, Cantor, which is controlled by its managing general partner, CFGM. CFGM indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and trustee of the sole stockholder of CFGM and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

CUSIP No. 12528N 107

1	Names of Reporting Person. Howard W. Lutnick
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 7,654,603 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 7,654,603 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,654,603 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.7%
14	Type of Reporting Person IN

(1)	Includes 600,000 shares of Class A Common Stock and 7,054,603 shares of Class B Common Stock. The Sponsor is controlled by its sole member, Cantor, which is controlled by its managing general partner, CFGM. CFGM indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and trustee of the sole stockholder of CFGM and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

SCHEDULE 13D

Explanatory Note

This Schedule 13D/A is filed on behalf of CF Finance Holdings LLC, a Delaware limited liability company (the “Sponsor”), Cantor Fitzgerald, L.P., a Delaware limited partnership (“Cantor”), CF Group Management, Inc., a New York corporation (“CFGM”) and Howard W. Lutnick (collectively, the “Reporting Persons”).

This Schedule 13D/A is being filed as an amendment (“Amendment No. 1”) to the statement on Schedule 13D filed on December 26, 2018 (the “Schedule 13D”) with the Securities and Exchange Commission (“SEC”) on behalf of the Reporting Persons, with respect to the shares of Class A common stock of CF Finance Acquisition Corp. (the “Issuer”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of the Transaction

On June 15, 2020, the Issuer issued a promissory note in the principal amount of $2,489,824.17 to the Sponsor, pursuant to which the Sponsor loaned the Issuer the necessary funds to deposit in the Trust Account for each share of Class A common stock that was not redeemed in connection with the extension of the Issuer’s termination date from June 17, 2020 until September 17, 2020. Up to $750,000 of the note may be converted into warrants at a price of $1.00 per warrant at the option of the Sponsor upon the consummation of the Issuer’s initial business combination. Such warrants would be identical to the private placement warrants issued to the Sponsor at the Issuer’s initial public offering.

On August 2, 2020, the Issuer entered into a Transaction Agreement (the “Transaction Agreement”) with Grosvenor Capital Management Holdings, LLLP, an Illinois limited liability limited partnership (“Grosvenor Capital”), GCM Grosvenor Inc., a Delaware corporation and a direct wholly owned subsidiary of Grosvenor Capital (“GCM PubCo”) and the other parties thereto. Pursuant to the Transaction Agreement, the Issuer will be merged (the “Merger”) with and into GCM PubCo, with GCM PubCo surviving the Merger, as a result of which GCM PubCo, as the surviving corporation in the Merger, will hold approximately 21.4% of the outstanding equity interests of Grosvenor Capital. The shares of Class A common stock will automatically convert into shares of Class A common stock of GCM PubCo (“GCM PubCo Class A common stock) in connection with the Merger. Pursuant to the Transaction Agreement, the Sponsor will forfeit 2,351,534 shares of GCM PubCo Class A common stock and 150,000 GCM PubCo private placement warrants.

In addition, in connection with the Merger, on August 2, 2020, M. Klein Associates, Inc. (“M. Klein”) entered into an agreement with the Sponsor and the Issuer (the “Klein Agreement”) providing for, among other things, M. Klein’s purchase from the Sponsor following the closing of the Merger of 50% of the Sponsor’s remaining shares of Class B common stock of the Issuer as converted into shares of GCM PubCo Class A common stock pursuant to the Merger (the “Founder Shares”), including the cancellation of 2,351,534 shares of GCM PubCo Class A common stock, in exchange for an amount equal to (a) the cost that the Sponsor paid for such shares plus (b) the cost of certain of the Sponsor’s expenses, which shares shall be subject to substantially the same lock-up restrictions as those affecting the Sponsor’s Founder Shares.

Furthermore, in connection with the Merger, on August 2, 2020, the Issuer entered into Amendment No. 1 to Forward Purchase Contract with the Sponsor, which amends the Forward Purchase Contract between the Issuer and the Sponsor, dated as of December 12, 2018, pursuant to which, among other things, the Sponsor has agreed, subject to the Issuer’s consummation of a business combination with GCM PubCo and its affiliates, to purchase (i) 1,500,000 GCM PubCo private placement warrants and (ii) 3,500,000 shares of GCM PubCo Class A common stock in exchange for an aggregate purchase price equal to $30,000,000. Each GCM PubCo private placement warrant will be exercisable to purchase one share of GCM PubCo Class A common stock at an exercise price of $11.50.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 7,654,603 shares of Common Stock, including 600,000 shares of Class A Common Stock and 7,054,603 shares of Class B Common Stock, outstanding as of August 10, 2020, as reported by the Issuer in Quarterly Report on Form 10-Q, filed by the Issuer with the SEC on August 10, 2020) are as follows:

Sponsor
a)		Amount beneficially owned: 7,654,603	Percentage: 21.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	7,654,603
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	7,654,603
	iv.	Shared power to dispose or to direct the disposition of:	0
Cantor
a)		Amount beneficially owned: 7,654,603	Percentage: 21.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	7,654,603
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	7,654,603
CFGM
a)		Amount beneficially owned: 7,654,603	Percentage: 21.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	7,654,603
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	7,654,603
Howard W. Lutnick
a)		Amount beneficially owned: 7,654,603	Percentage: 21.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	7,654,603
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	7,654,603

(c) None of the Reporting Persons has effected any transactions of Common Stock during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D which information is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The summaries of the Transaction Agreement, Amendment No. 1 to Forward Purchase Contract and the Klein Agreement set forth in Item 4 above are incorporated into this Item 6 and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed hereto as Exhibits 99.2, 99.3 and 99.4, respectively.

Item 7. Material to be Filed as Exhibits

Exhibit 99.2	Transaction Agreement, dated August 2, 2020. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by the Issuer with the SEC on August 4, 2020).

Exhibit 99.3	Amendment No. 1 to Forward Purchase Contract, dated August 2, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by the Issuer with the SEC on August 4, 2020).

Exhibit 99.4	Agreement, dated August 2, 2020, between the Issuer, the Sponsor and M. Klein Associates, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2020	CF FINANCE HOLDINGS LLC

	By:	/s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title: Chairman and Chief Executive Officer

Date: August 12, 2020	CANTOR FITZGERALD, L.P.

	By:	/s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title: Chairman and Chief Executive Officer

Date: August 12, 2020	CF GROUP MANAGEMENT, INC.

	By:	/s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title: Chairman and Chief Executive Officer

Date: August 12, 2020		/s/ Howard W. Lutnick
Howard W. Lutnick